UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

CION Ares Diversified Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

3 Park Avenue, 36th Floor

New York, NY 10016

Telephone Number (including area code):

(646) 845-2577

Name and address of agent for service:

Eric A. Pinero

3 Park Avenue, 36th Floor

New York, NY 10016

(Name and Address of Agent for Service)

COPIES TO:

Michael A. Reisner Mark Gatto CION Ares Management, LLC 3 Park Avenue, 36th Floor New York, NY 10016	Richard Horowitz, Esq. Matthew K. Kerfoot, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES ☒   NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York, in the State of New York on the 29th day of June, 2016.

CION Ares Diversified Credit Fund

By:	/s/ Eric A. Pinero
Eric A. Pinero
Trustee